January 23, 2006	Paul M. Kinsella (617) 951-7921 paul.kinsella@ropesgray.com
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Jeffrey P. Riedler

Re:	Iomai Corporation Registration Statement on Form S-1 Filed October 3, 2005 File Number 333-128765
Ladies and Gentlemen:
     On behalf of Iomai Corporation (the Company”), submitted herewith for filing is Amendment No. 5 (“Amendment No. 5”) to the Registration Statement referenced above (the “Registration Statement”).
     Amendment No. 5 is being filed in response to comments contained in the letter dated January 18, 2006 from Jeffrey Riedler of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Stanley Erck, the Company’s Chief Executive Officer. The comments and responses set forth below are keyed to the numbering of the comments and the headings used in the Staff’s letter and are based upon information provided to Ropes & Gray LLP by the Company and the underwriters of the proposed offering. Where appropriate, the Company has responded to the Staff’s comments by making changes to the disclosure in the Registration Statement as set forth in Amendment No. 5. Page numbers referred to in the responses reference the applicable pages of Amendment No. 5.
     On behalf of the Company, we advise you as follows:
General
1.	We note the reference to a phase 1/2 clinical trial for your needle-free flu vaccine patch. In order to use the term 1/2, we require that the study meet the requirements of both phase 1 and phase 2. Please confirm that the phase 1/2 clinical trial is expected to meet the requirements of both phase 1 and phase 2. Otherwise, revise to

Securities and Exchange Commission	January 23, 2006
eliminate the reference to phase 1/2. If you retain the reference to phase 1/2, please disclose if you expect to conduct a phase 2 trial after the phase 1/2 trial or proceed directly to a phase 3 trial.
     Response: The Company expects this trial will meet the requirements of both a phase 2 trial and a phase 1 trial. The trial is expected to enroll over 200 individuals, putting its size in the range associated with phase 2 trials. In addition, the trial, like most phase 2 trials, is expected (a) to be designed as a controlled study and (b) to assess the product candidate’s effectiveness for a particular disease indication in patients with the relevant disease or condition. Specifically, the product candidate will be tested against a commercial flu vaccine in a study designed to test immunogenicity, which the FDA’s Center for Biologies Evaluation and Research has identified as a surrogate marker for effectiveness for licensure of flu vaccines. The trial might be considered a phase 1 trial because it will represent the first use of this product candidate in the U.S. However, as noted in the prospectus, the Company previously conducted a phase 1 trial of this product candidate in Europe.
     The Company notes that the FDA provides broad definitions of the phases of clinical development in an effort to provide a distinction between the three phases of clinical development. In many Phase 1 and 2 clinical trial protocols, however, the design and goals of the clinical trial overlap between these two categories. Phase 2 clinical trials, for example, help determine any short-term side effects or risks associated with a drug candidate, which is often the primary goal of a Phase 1 clinical trial. Describing trials as Phase 1/2 is a common practice in the industry segment in which the Company operates and consistent with the applicable section of the Code of Federal Regulations. For reference, below please find an excerpt from 21 CFR 312.21:
     PART 312 — INVESTIGATIONAL NEW DRUG APPLICATION
     Subpart B—Investigational New Drug Application (IND) Sec. 312.21 Phases of an investigation.
     An IND may be submitted for one or more phases of an investigation. The clinical investigation of a previously untested drug is generally divided into three phases. Although in general the phases are conducted sequentially, they may overlap. These three phases of an investigation are a follows:
     (a) Phase 1. (1) Phase 1 includes the initial introduction of an investigational new drug into humans. Phase 1 studies are typically closely monitored and may be conducted in patients or normal volunteer subjects. These studies are designed to determine the metabolism and pharmacologic actions of the drug in humans, the side effects associated with increasing doses, and, if possible, to gain early evidence on effectiveness. During Phase 1, sufficient information about the drug’s pharmacokinetics and pharmacological

Securities and Exchange Commission	January 23, 2006
effects should be obtained to permit the design of well-controlled, scientifically valid, Phase 2 studies. The total number of subjects and patients included in Phase 1 studies varies with the drug, but is generally in the range of 20 to 80.
     (2) Phase 1 studies also include studies of drug metabolism, structure-activity relationships, and mechanism of action in humans, as well as studies in which investigational drugs are used as research tools to explore biological phenomena or disease processes.
     (b) Phase 2. Phase 2 includes the controlled clinical studies conducted to evaluate the effectiveness of the drug for a particular indication or indications in patients with the disease or condition under study and to determine the common short-term side effects and risks associated with the drug. Phase 2 studies are typically well controlled, closely monitored, and conducted in a relatively small number of patients, usually involving no more than several hundred subjects.
     By describing this trial as a phase 1/2 trial, the Company is seeking to provide investors with disclosure that the trial is designed to assess factors that are typically covered in both of the general definitions of Phase 1 and 2 clinical trials.
     In response to the Staff’s comment, the Company has added disclosure on pages 1, 41, 49 and 56 of the prospectus. The Company notes that it is common to conduct multiple phase 2 trials prior to conducting phase 3 trials.
Risk Factors
“Our directors and management will exercise significant control . . . .” Page 23
2.	Please revise your disclosure to also state the percentage of your outstanding common stock that your directors and executive officers and their affiliates will collectively control after the offering, assuming the 958,333 shares are purchased in the offering by your existing investors or their affiliates.
     Response: In response to the Staff’s comment, the Company has added disclosure on page 23 of the prospectus.

Securities and Exchange Commission	January 23, 2006
Certain relationships and related party transactions, page 82
3.	Please revise your disclosure regarding the preferred stock sale by Elan to disclose the sale price of the series B preferred stock.
     Response: In response to the Staff’s comment, the Company has added disclosure on page 82 of the prospectus.
* * * * *
     The Company plans to submit an acceleration request on Monday, January 23, 2006, so if you have any further questions or comments, or if you require any additional information, please contact the undersigned by telephone at (617) 951-7921 or by facsimile at (617) 951-7050. Thank you for your assistance.
Very truly yours,

/s/ Paul M. Kinsella

Paul M. Kinsella

Enclosures

cc:	Stanley C. Erck Frederick W. Kanner, Esq.